Exhibit 99.1

Bragg Announces US$7 Million Secured Note Financing

TORONTO, April 26, 2024 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global B2B gaming technology and content provider, today announced the issuance of a secured promissory note in the principal amount of US$7 million (the “Note”) to certain entities controlled by Doug Fallon, Managing Director of Group Content of the Company and the Founder of Nevada-based Wild Streak Gaming. The Note matures on April 25, 2025 and bears interest at an annual rate of 14%, payable quarterly.

“This financing provides the Company’s balance sheet with additional flexibility as we continue to review strategic alternatives for maximizing shareholder value and execute against our strategy,” said Matevž Mazij, Chief Executive Officer. “We would also like to thank The Lind Partners for their cooperation in providing a waiver consenting to the Note funding”.

“After reporting another consecutive full year of strong revenue, gross profit and Adjusted EBITDA growth in 2023, we are exceptionally well placed to capitalize on our in-demand content, product and technology verticals in major iGaming markets in North America, Europe and LatAm. From our market-leading player account management (“PAM”) platform and turnkey solutions to our unique casino content aggregation offering with Fuze™ promotional functionality and player journey management, as well as our ever-growing exclusive content portfolio, our product strategies are refined for each market we operate in.”

The Toronto Stock Exchange (the “TSX”) has conditionally approved the issuance of the Note. The Company may use the net proceeds from the Note for general working capital purposes and strategic initiatives.

MI 61-101 Disclosure

Doug Fallon is a related party to the Company as he is a senior officer of the Company. The issuance of the Note is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)). The Company is relying on the exemption from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as at the time the Note was agreed to, neither the fair market value of the Note, nor the fair market value of the consideration payable to the lenders under the Note exceeds 25% of the market capitalization of the Company. Additionally, the Company is relying on the exemption from the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(f) of MI 61-101 as the Note constitutes a loan being provided on reasonable commercial terms that are not less advantageous to the Company than would be obtained from a person dealing at arm’s length with the Company, and the Note is neither convertible into equity or voting securities of the Company nor repayable, directly or indirectly, in equity or voting securities of the Company.

The Company notes that the issuance of the Note is occurring concurrently with this announcement and that it will not file a material change report in respect of the related party transaction at least 21 days before the issuance of the Note. The Company deems this circumstance reasonable in order to complete the issuance of the Note in an expeditious manner. The issuance of the Note has been unanimously approved by the Company’s board of directors.

About Bragg Gaming Group Inc.

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel PAM platform powers multiple leading iCasino and sports betting brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia. Find out more here.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s Annual Information Form dated March 26, 2024, which is available at www.sedarplus.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. For Bragg Gaming Group Inc., please contact:

Yaniv Spielberg

Chief Strategy Officer

Bragg Gaming Group Inc.
info@bragg.games

James Carbonara
Hayden IR
(646)-755-7412
james@haydenir.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.